EVIO INC.

2654 W. Horizon Ridge Pkwy

Suite B5-208

Henderson, FL 89052

May 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Attn: Jennie Beysolow and Donald Field

Re:	EVIO, Inc.
Offering Statement on Form 1-A
File No. 024-11853

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, EVIO Inc., a Colorado corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11853), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has not yet filed all reports pursuant to Rule 257 or Section 13 or 15(d) of the Exchange Act during the two years immediately before the filing of this Offering Statement.  The Company intends to move forward ensuring these requirements are met and will determine a course of action once completed.  The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

/s/ William Waldrop
William Waldrop
Chief Executive Officer/Chief Financial Officer